UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6 - K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2014	Commission File Number 001-33159

AERCAP HOLDINGS N.V.

(Translation of Registrant’s Name into English)

Stationsplein 965, 1117 CE Schiphol Airport, The Netherlands, +31-20-655-9655

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Other Events

Senior Notes Offering

On September 24, 2014, AerCap Holdings N.V. (“AerCap”) issued a press release announcing that AerCap Ireland Capital Limited and AerCap Global Aviation Trust (together, the “Issuers”), each a wholly-owned subsidiary of AerCap, propose to offer $800 million aggregate principal amount of senior notes, consisting of two tranches of varying tenor (the “Notes”), in a private placement (the “Offering”). The issuers intend to use the net proceeds from the Offering for general corporate purposes. A copy of the press release announcing the Offering is furnished as Exhibit 99.1 to this Report on Form 6-K and is incorporated herein by reference.

Unaudited Pro Forma Combined Financial Information

On May 14, 2014, AerCap completed its previously announced acquisition of International Lease Finance Corporation.

The following unaudited pro forma combined financial information filed as Exhibit 99.2 hereto is incorporated herein by reference.

•                  Unaudited pro forma combined income statement for the year ended December 31, 2013

•                  Unaudited pro forma combined income statement for the six months ended June 30, 2013

•                  Unaudited pro forma combined income statement for the six months ended June 30, 2014

•                  Notes to unaudited pro forma combined financial information

The information contained in this Form 6-K is incorporated by reference into AerCap’s Form F-3 Registration Statement File No. 333-177659 and Form S-8 Registration Statements File Nos. 333-180323, 333-154416, 333-165839, 333-194637 and 333-194638, and related Prospectuses, as such Registration Statements and Prospectuses may be amended from time to time.

Exhibits

99.1                        AerCap Holdings N.V. press release.

99.2                        Unaudited pro forma combined financial information.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AERCAP HOLDINGS N.V.

	By:	/s/ Aengus Kelly
	Name:	Aengus Kelly
	Title:	Authorized Signatory

September 24, 2014

EXHIBIT INDEX

99.1                        AerCap Holdings N.V. press release.

99.2                        Unaudited pro forma combined financial information.